

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

January 9, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
beneficial interest, no par value per share of Xtrackers Short Duration High Yield Bond
ETF, a series of DBX ETF Trust, under the Exchange Act of 1934.

Sincerely,